THE TURNER CORPORATION
AND ITS SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
"(in thousands, except per share amounts)"

	"March 31,"

	1994		1993

PRIMARY
Weighted average common shares outstanding	"5,103 "		"5,072 "

Common stock equivalents (assuming the use of the proceeds
  from their exercise or issuance to acquire treasury stock using the average quarterly market price) granted under employee stock
  option and stock purchase plans	57 		75

Weighted average common and common equivalent shares outstanding	"5,160"	"5,147"
Earnings available to common shareholders less dividends
"  on preferred stock, net of tax"	$602 		$481

  Earnings per common share	$0.12 		$0.09

FULLY DILUTED

Weighted average shares outstanding used in the computation of primary
  earnings per share	"5,103 "		"5,072 "

Common stock equivalents (assuming the use of the proceeds from their exercise or issuance to acquire treasury stock using the quarter ended market price or average quarterly price if higher) granted under
employee stock option and stock purchase plans	57 		75

Conversion of convertible preferred stock to common stock	849 		849

Stock option equivalent shares	8 		20
Weighted average common and common equivalent shares outstanding	"6,017"	"6,016"	"Earnings available for common shareholders less di
"  on preferred stock, net of tax"	$602 		$481


  Earnings per share	$0.10 		$0.08

See Notes to Consolidated Financial Statements























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